

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2012

Via E-mail
Wesley E. Fry, CEO
W270, Inc.
4221 Camino Allegre
La Mesa, CA 91941

> **Re:** **W270, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 16, 2012**
> **File No. 333-176388**

Dear Mr. Fry:

We have reviewed your amended registration statement and have the following comments. Prior comments refer to those in our letter dated December 13, 2011.

Prospectus Cover Page

1.   Please relocate the "Subject to Completion Legend" from your registration statement cover page to the outside front cover page of your prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Prospectus Summary

2.   You state in this section and in your business section that you are currently developing software that is intended to significantly enhance the performance and functionality of Internet services used by medium-sized businesses. Please expand this description of your software business by providing examples of the types of applications you are developing or that you plan to develop or acquire. For example, you disclose on page 24 that you have begun work on some of your software products. Please discuss these products and the progress that has been made on them. Also, you disclose on page 28 that your objective is to be the preferred provider of connectivity solutions for small to medium sized business entities. Please clarify in your summary and business sections if your software is intended to address connectivity issues. Finally, you disclose that you have started the development of an initial design and framework for your proposed portal platform. Please explain how development of this platform relates to the development of your software products.

3.   Please enhance the discussion of your software integration division in the prospectus summary and business section by including a discussion of the types of services that the division will provide to its clients.

Management's Discussion and Analysis or Plan of Operation

Operations, page 22

4.   We note your response to prior comment 4. It remains unclear how the milestones you identify on page 23 relate to the development of your software products and your software integration services. Please revise this section to eliminate use of technical jargon and explain in simple, everyday language the milestones you hope to achieve over the next 12 months and how each milestone relates to the development of your software and integration services businesses.

Exhibits

5.   Please revise to include the current consent of your independent registered accounting firm. In addition, please revise your Exhibit table to refer only to the most recently filed consent included in the filing.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-mail
        Alan P. Fraade
        Mintz & Fraade, P.C.